UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                           SPRECKELS INDUSTRIES, INC.
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                                (Name of Issuer)


                      Class A Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   849416-20-1
                  ---------------------------------------------
                                 (CUSIP Number)


                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 28, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP No.  849416-20-1                                    Page  2  of  10  Pages
          -------------                                       -----   -----

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Lawrence E. Golub

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2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                             |_|
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3   SEC Use Only
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4   Source of Funds*       PF
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5   Check Box if Disclosure  of Legal Proceeding is  Required  Pursuant to Items
    2(d) or 2(e)                                                             |_|
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6   Citizenship or Place of Organization             United States
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  46,667
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             46,667
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      46,667

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

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13  Percent of Class Represented by Amount in Row (11)               .8%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP No.  849416-20-1                                    Page  3  of  10  Pages
          -------------                                       -----   -----

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Michael P. Fleischer

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2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                             |_|
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure  of Legal Proceeding is  Required  Pursuant to Items
    2(d) or 2(e)                                                             |_|
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization             United States
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      0

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)               0%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP No.  849416-20-1                                    Page  4  of  10  Pages
          -------------                                       -----   -----

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Jonathan G. Guss

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2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                             |_|
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure  of Legal Proceeding is  Required  Pursuant to Items
    2(d) or 2(e)                                                             |_|
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization             United States
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  -0-
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             -0-
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      -0-

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)               0%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP No.  849416-20-1                                    Page  5  of  10  Pages
          -------------                                       -----   -----

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Joseph F. Mazzella

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                             |_|
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure  of Legal Proceeding is  Required  Pursuant to Items
    2(d) or 2(e)                                                             |_|
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization             United States
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  -0-
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             -0-
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      -0-

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)               0%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





CUSIP NO.      849416-20-1                               Page    6    of    10
             --------------                                    -----       -----

         The information set forth below amends the information set forth in the
Schedule 13D filed by the Reporting Persons on July 19, 1996. Any terms not defined herein shall have the meaning set forth in such filing.

Item 4.  Purpose of the Transaction

         In July 1996, the Reporting Persons each agreed with Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford LP"), currently the beneficial owner of approximately 7.2% of Common Stock, to serve as nominees for election as directors of the Issuer with the stated intent of causing the Issuer to take steps to maximize shareholder value. By letter dated July 11, 1996, Bedford Falls Investors, L.P. gave notice to the Issuer of its intention to nominate the Reporting Persons for election at the Issuer's next stockholders meeting.

         On July 19, 1996, American Enterprises Acquisition Corp., a Delaware corporation, commenced a cash tender offer to purchase all outstanding shares of Common stock of the Issuer for a price of $16.50 per share. On August 26, 1996, the Issuer announced that it had entered into a definitive agreement with Columbus McKinnon Corp. pursuant to which Columbus McKinnon Corp. would acquire all Common Stock of the Company for a cash price of $24 per share, and would commence a tender offer for Company Common Stock at such price.

         On August 28, 1996, Bedford Falls Investors, L.P. gave notice to the Issuer that it was withdrawing the nominations described above. The Reporting Persons have each agreed to such withdrawal and do not have any current intention to solicit proxies for the election of the Reporting Persons, or to resubmit their nominations. The Reporting Persons have no other proposal or agreement regarding the Issuer that would be reportable under this Item 4.


Item 5.  Interest in Securities of the Issuer

         At the date hereof, no Common Stock was beneficially owned by the Reporting Persons, and no transactions occurred in the last 60 days, except as described below.

         An individual retirement account of which Mr. Lawrence E. Golub is beneficiary, is the owner of currently exercisable Warrants to purchase 46,667 shares of Common Stock.

         On August 26, 1996, Michael P. Fleischer sold 5,750 shares of Common Stock for a price of $23.62 per share. Such shares had been purchased on July 11, 1996, for a price of $15.50 per share.

         On August 26, 1996, Jonathan G. Guss sold 5,750 shares of Common Stock for a price of $23.62 per share. Such shares had been purchased on July 11, 1996, for a price of $15.50 per share.

         On August 26, 1996, Joseph F. Mazzella sold 1,500 shares of Common Stock for a price of $23.62 per share. Such shares had been purchased on July 11, 1996, for a price of $15.75 per share.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         The Reporting Persons have agreed to the withdrawal of their names as candidates for election to the Issuer's Board of Directors. No other arrangements regarding guarantees of profits, options or similar understandings have been entered into or exist between the Reporting Persons and any other person..






CUSIP NO.      849416-20-1                                Page    7    of    10
            ----------------                                   -------    ------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                               /s/ Lawrence E. Golub
                                               ---------------------------------
                                               Lawrence E. Golub, Individually





August 30, 1996




Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.






CUSIP NO.      849416-20-1                              Page    8    of    10
            ----------------                                  -----      ------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            /s/ Michael P. Fleischer
                                            ------------------------------------
                                            Michael P. Fleischer, Individually






August 30, 1996




Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.






CUSIP NO.      849416-20-1                              Page    9    of    10
            ----------------                                 ------      ------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                                 /s/ Jonathan G. Guss
                                                 -------------------------------
                                                 Jonathan G. Guss, Individually





August 30, 1996




Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.







CUSIP NO.      849416-20-1                             Page    10    of    10
             ---------------                                 ------      ------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                               /s/ Joseph F. Mazzella
                                               ---------------------------------
                                               Joseph F. Mazzella, Individually







August 30, 1996




Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.